Filed by Windstream Holdings, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: EarthLink Holdings Corp.
Commission File No. of Subject Company: 001-15605

Windstream declares 15-cent quarterly dividend

Release date: Feb. 14, 2017

LITTLE ROCK, Ark. – The board of directors of Windstream Holdings, Inc. (NASDAQ: WIN) has declared a quarterly dividend of 15 cents per share on the company’s common stock.

The dividend will be distributed in two separate, prorated payments, provided that Windstream’s planned merger with EarthLink Holdings Corp. (NASDAQ: ELNK) closes in the first quarter of 2017, as expected, subject to customary closing conditions.

The first prorated payment will be calculated based on the number of days elapsed from the beginning of the first quarter on Jan. 1, 2017, up to, and including, the day immediately prior to the closing date of the merger. The dividend will be paid as soon as practicable after the closing date of the merger to Windstream stockholders of record as of the last business day immediately prior to the closing date of the merger.

The second prorated payment will be calculated based on the number of days elapsed from, and including, the closing date of the merger through March 31, 2017, the end of the first quarter. The second prorated portion of the dividend will be paid on or about April 17, 2017, to Windstream stockholders of record as of March 31, 2017.

In the event the merger does not close by March 31, 2017, Windstream stockholders of record as of March 31, 2017, will receive a quarterly dividend of 15 cents per share on the company’s common stock payable on or about April 17, 2017.

About Windstream

Windstream Holdings, Inc. (NASDAQ: WIN), a FORTUNE 500 company, is a leading provider of advanced network communications and technology solutions for consumers, small businesses, enterprise organizations and carrier partners across the U.S. Windstream offers bundled services, including broadband, security solutions, voice and digital TV to consumers. The company also provides data, cloud solutions, unified communications and managed services to business and enterprise clients. The company supplies core transport solutions on a local and long-haul fiber-optic network spanning approximately 125,000 miles. Additional information is available at windstream.com. Please visit our newsroom at news.windstream.com or follow us on Twitter at @Windstream.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Windstream cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Windstream and EarthLink, including future financial and operating results, Windstream’s and EarthLink’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Windstream’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite Windstream and EarthLink shareholder approvals; the risk that Windstream or EarthLink may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. Windstream undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Windstream and EarthLink, on December 8, 2016 Windstream filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Windstream and EarthLink and that also constitutes a preliminary prospectus of Windstream. The S-4, as amended, was declared effective by the SEC on January 17, 2017 and the definitive joint proxy statement/prospectus was first mailed to stockholders of Windstream and EarthLink on or about January 25, 2017. Windstream and EarthLink urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Windstream’s website (www.windstream.com/investors). You may also obtain these documents, free of charge, from EarthLink’s website (www.earthlink.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Windstream, EarthLink and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Windstream and EarthLink shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the proposed merger are set forth in the definitive joint proxy statement/prospectus, dated January 23, 2017. You can find information about Windstream’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about EarthLink’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2016. You can obtain free copies of these documents from the companies using the website information above.

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Media Contact:
David Avery, 501-748-5876
david.avery@windstream.com

Investor Contact:
Christie Grumbos, 501-748-3666
christie.grumbos@windstream.com